[Simpson Thacher & Bartlett LLP Letterhead]

VIA FACSIMILE AND EDGAR

June 18, 2007

Re:	Acceleration Request for The Blackstone Group L.P.
Registration Statement on Form S-1 (File No. 333-141504)

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Pamela A. Long, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, The Blackstone Group L.P., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 1:00 p.m., Washington D.C. time, on Wednesday, June 20, 2007, or as soon as practicable thereafter.  We ask, however, that the Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me (212-455-3986) with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

June 18, 2007

VIA FACSIMILE AND EDGAR

Re:	The Blackstone Group L.P.
Registration Statement on Form S-1
File No.: 333-141504

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Blackstone Group L.P. (the “Partnership”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 1:00 p.m., Washington, D.C. time, on June 20, 2007, or as soon as possible thereafter.  In this regard, the Partnership is aware of its obligations under the Securities Act.

The Partnership acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE BLACKSTONE GROUP L.P.
By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ Robert L. Friedman
Name: Robert L. Friedman
Title: Chief Legal Officer

June 18, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Blackstone Group L.P.
Registration Statement on Form S-1
Registration No. 333-141504

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of The Blackstone Group L.P. that the effective date of the Registration Statement be accelerated so that the Registration Statement will be declared effective at 1:00 p.m. on Wednesday, June 20, 2007, or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated June 11, 2007 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated June 11 2007:

Number of Copies Dated June 11, 2007:
To Prospective Underwriters	55,642
To Institutions	0
To Others (i.e. companies providing deal statistics)	0
Total	55,642

Yours truly,

MORGAN STANLEY & CO. INCORPORATED
CITIGROUP GLOBAL MARKETS INC.

As Representatives to the Several Underwriters

By: Morgan Stanley & Co. Incorporated

By:	/s/ Kenneth G. Pott
Name: Kenneth G. Pott
Title: Managing Director

By: Citgroup Global Markets Inc.

By:	/s/ Michael Quadrino
Name: Michael Quadrino
Title: Vice President